Casa C-17, Colombia Jaime Muguiro CEMEX South, Central America and the Caribbean Exhibit 5

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2018 EBITDA weighed down by energy costs and weakness in Central America 25.6% EBITDA margin EBITDA variation ($ M) 22.7% 22.7% -2.9pp 473 2017 -34 2018 Like-to-like TCL Group 2018 Var. cost & dist. Fixed cost & other 4 30 -76 14 410 404 2017 Like-to-like -6 477 -14%

EBITDA should improve once volumes in Colombia and Caribbean offset challenging markets in Central America… 1. CEMEX estimates National Cement Consumption1 (2019 – 2021 CAGR ) Decline (<0%) Limited Growth (0% to 2%) Growth (2% to 4%) Central America Colombia Caribbean TCL Group 2018 EBITDA breakdown

…and prices increase in markets with favorable dynamics Cement price variation (Feb. 2019 vs. Dec. 2018) Colombia Dominican Republic Barbados Guatemala Peru

Our differentiated commercial solutions and CEMEX Go should foster customer loyalty and premium pricing Technical consulting C-PRO Certification program Fully integrated portfolio Fully integrated portfolio Construction solutions Value-added concretes 47% of regional orders now placed through CEMEX Go Business consulting and training Multiproducts Microfinancing Construction projects referral Builders Industrials Distributors MIX3R

A Stronger CEMEX initiatives to reduce operating costs Low-cost sourcing Identified savings ($ M) Energy

What to expect from us Reach our Zero for Life target as soon as possible Resume EBITDA growth by leveraging Colombia’s cement demand recovery and favorable markets in the Caribbean Strengthen our market position through CEMEX Go and our commercial strategies Further reduce operating costs by ~$23 M in the next two years Continue increasing the sustainability of our business

C-17 House, Colombia